Mail Stop 4561

February 26, 2008

Steven Merrifield
Chief Executive Officer
Ciprico Inc.
7003 West Lake Street, Suite 400
St. Louis Park, MN 55426

> **Re:** **Ciprico Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed December 27, 2007**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2007**
> **Filed December 27, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 0-11336**

Dear Mr. Merrifield:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-KSB and 10-KSB/A for the Fiscal Year Ended September 30, 2007

General

1.   We note that your amended Form 10-KSB did not contain updated certifications
        from management. As indicated in Exchange Act Rule 12b-15, updated
        certifications should be provided with each amendment to a quarterly or annual
        report. Please amend your filing to provide both Section 302 and Section 906
        certifications.

2.   Please refer to your Section 302 certifications filed as Exhibits 31.1 and 31.2 to
        your September 30, 2007 Form 10-KSB. We note that in your certifications
        where you are instructed to insert the identity of the certifying individual you
        include the title of such individual. These references are not permissible as the
        language of the certifications indicated by paragraph b(31) of Item 601 of
        Regulation S-B should not be altered in any way. In addition, the certifying
        officer is required to certify in their personal capacity. Please ensure that in future
        filings, including any amendments we are requesting, your certification language
        conforms exactly to the applicable rules. In addition, please have your certifying
        officers confirm to us that they are signing all of the certifications in their
        personal capacity.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3.   Please amend your filing to provide a signed auditors' consent. Refer to
        paragraph b(23) of Item 601 of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2007

Item 3 – Controls and Procedures

4.   We note your discussion of disclosure controls and procedures and have the
        following comments:

        •   We remind you that Item 307 of Regulation S-B requires you to disclose the
            conclusions of your executive officers concerning your disclosure controls
            and procedures. Please amend your filing to clearly indicate to investors

whether your executive officers concluded that your disclosure controls and procedures were "effective" or "ineffective."

- Given your statement that disclosure controls and procedures can provide only reasonable assurance, if you conclude that your disclosure controls and procedures were effective, you should state that they were effective at the reasonable assurance level. Refer to Section II.F.4. of our Release No. 33-8238.

- We note that your September 30, 2007 Form 10-KSB indicates that your executive officers concluded that disclosure controls and procedures were "effective in ensuring that all information required to be disclosed by the Company in reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time period covered by this report." Please confirm to us, if true, that your executive officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, including your amended Form 10-QSB, please either provide the entire definition of disclosure controls and procedures in accordance with Exchange Act Rules 13a-15(e) and 15d-15(e), or conclude that your disclosure controls and procedures were "effective" or "ineffective" without providing any part of the definition.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief